UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025

Commission file number: 001-32635

BIRKS GROUP INC.

(Translation of Registrant’s name into English)

2020 Robert Bourassa

Suite 200

Montreal, Québec

Canada

H3A 2A5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F   ☐ Form 40-F

CONTENTS

On May 16, 2025, Birks Group Inc. (the “Company”) issued a press release announcing its receipt of a notice from the NYSE American LLC that it had accepted the Company’s plan of compliance related to the noncompliance notice that the Company received from the NYSE American LLC on February 25, 2025. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.1	Press release dated May 16, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS GROUP INC.
(Registrant)

	By:	/s/ Katia Fontana
Katia Fontana
Date: May 16, 2025		Vice President and Chief Financial Officer